UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Rx Safes, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

78348J105
(CUSIP Number)

William Victor Koch
3983 Timberbrook Ct.
Commerce, MI 48382
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 78348J105

Schedule 13D/A

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

William Victor Koch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

	(a)	[ ]
	(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

105,653,500 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

108,153,500 (2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

108,153,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)

Includes 35,253,500 shares of common stock of the Issuer held in his name, and 352 shares of Series B Preferred Stock of the Issuer held in his name that have the right to cast 200,000 votes for each share held of record on all matters submitted to a vote of holders of the Issuer’s common stock.

(2)

Includes 35,253,500 shares of common stock of the Issuer held in his name, options to purchase 2,500,000 shares of the Issuer’s common stock and 352 shares of Series B Preferred Stock of the Issuer that may be converted into 35,200,000 shares of common stock of the Issuer.

(3)

Based on a total of 274,506,244 shares of the Issuer’s common stock outstanding as of September 28, 2015, including the derivative securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

This Schedule 13D Amendment No. 1 (this “Schedule 13D/A”) amends the following section of the Schedule 13D filed with the Securities and Exchange Commission on September 25, 2015 (the “Schedule 13D”).

Item 2.  IDENTITY AND BACKGROUND.

This Schedule 13D/A is being filed by William Victor Koch, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as a director of the Company. The Reporting Person’s business address is 3983 Timberbrook Ct., Commerce, MI 48382

During the last ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On September 18, 2015, the Reporting Person acquired options under the Director’s Compensation Plan to purchase 2,500,000 shares of the Issuer’s stock at an exercise price of $0.001 per share.

On September 23, 2015, the Reporting Person acquired 352 shares of Series B Convertible Preferred Stock of the Issuer for consideration of $0.001 per share.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Certificate of Designation. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2015.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2015	By: /s/ William Victor Koch
William Victor Koch